VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amy Geddes, Doug Jones

October 1, 2025

RE:	Stagwell Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-13718

Dear Ms. Geddes and Mr. Jones:

On behalf of Stagwell Inc. (the “Company”), I submit this letter in response to the comment set forth in the letter dated September 18, 2025 from the Staff of the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”). In this letter, I have recited the comment from the Staff in italicized type and have followed such comment with the Company’s response.

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Form 10-K for Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 47

1.	Your disclosure here and in the Form 10-Q for the fiscal period ended June 30, 2025 appears to note the main factors contributing to how operating cash was determined for each period. Your disclosure should be a comparative analysis of the change between periods in the reported amount of net cash of operating activities, which was an increase of approximately $62 million (76%) in fiscal 2024 from fiscal 2023 and increase of approximately $122 million (181%) in the interim period 2025 from the corresponding period of fiscal 2024. Refer to item 303(b) and all applicable instructions to paragraph (b) regarding analysis of material changes in line items from period to period and the introductory paragraph of section IV.B and all of B.1 of Release No. 33-8350 regarding the content of the analysis. Also, refer to section III.D of Release No. 33-6835 (501.04 of the staff’s Codification of Financial Reporting) regarding quantification of factors cited. Please revise your annual and interim period disclosures as appropriate. Note merely citing amounts reported in the statement of cash flows may not be useful to investors without discussing underlying factors, particularly in regard to material changes in working capital items. Of further note, cash paid for income taxes decreased in fiscal 2024 from fiscal 2023 by approximately $22 million that appears to be a material factor contributing to the increase in operating cash between those periods.

The Company acknowledges the Staff’s comment and advises the Staff that in its future filings with the Commission, beginning with its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2025, the Company will revise its discussion and analysis of operating cash flows to include a quantitative and qualitative discussion of the underlying reasons for any material changes in operating cash flows from period to period, including where material changes within operating cash flows offset one another, consistent with the requirements of Item 303(b) of Regulation S-K and the guidance included in Releases Nos. 33-8350 and 33-6835. The illustrative example below modifies the disclosure on page 47 of the 2024 Form 10-K to reflect the Company’s intended approach to its future operating cash flow disclosures.

2 | 2

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024, was $142.9 million, an increase of $61.9 million, or 76.4%, compared to the prior year. This improvement primarily reflected the increase in operating income of $42.5 million driven by an increase in revenue, as well as a $12.2 million increase in working capital primarily attributable to stronger working capital management and lower current cash income taxes, and certain non-cash items included in operating income.

The improvement in working capital was driven by accelerated collections from customers, primarily due to the implementation of improved internal billing and collection processes, which resulted in favorable changes in accounts receivable and advance billings of $67.2 million and $18.5 million, respectively. This was partially offset by a $32.9 million increase in expenditures billable to clients, attributable to higher production and media activity, and net unfavorable changes in accounts payable and accruals of $32.4 million, which consisted of $54.0 million of increased payments attributed to the timing of media liabilities and accruals, partially offset by a favorable reduction in current income taxes payable of $21.6 million attributable to an underpayment of taxes for fiscal 2022 that were paid in 2023. In aggregate, these and other immaterial changes in working capital resulted in a net increase in cash flow from operating activities of $12.2 million.

Changes in non-cash items included in operating income consisted primarily of increases of $9.9 million in the fair value of deferred acquisition liabilities driven by the stronger performance of acquisitions and $8.8 million in depreciation and amortization resulting from higher capital investment, primarily in technology, partially offset by $9.7 million of lower impairment charges and $5.0 million of lower stock-based compensation expense in the current year, resulting in a net increase in cash flow from operating activities of $4.1 million.

Please do not hesitate to contact me at (646) 412-6857 or frank.lanuto@stagwellglobal.com with any questions or comments, or if you wish to discuss the above.

Very truly yours,

/s/ Frank Lanuto
Frank Lanuto
Executive Vice President, Finance
(Principal Accounting Officer)

cc:	Ryan Greene, Chief Financial Officer, Stagwell Inc.

Peter McElligott, General Counsel, Stagwell Inc.

Edmund Graff, Deputy General Counsel, Stagwell Inc.
Andrea M. Basham, Freshfields US LLP
Taryn C. Zucker, Freshfields US LLP